Issuer Free Writing Prospectus dated October 1, 2012

(Relating to the Preliminary Prospectus Supplement

dated October 1, 2012 and the Prospectus dated

October 7, 2011)

Filed Pursuant to Rule 433

Registration No. 333-177218

Weingarten Realty Investors

3.375% Notes due 2022

Issuer:	Weingarten Realty Investors

Ratings (Moody’s / S&P)*:	Baa2/BBB (stable/stable)

Security:	Senior Unsecured Notes

Format:	SEC registered

Principal Amount:	$300,000,000

Trade Date:	October 1, 2012

Settlement Date:	October 9, 2012 (T+5)

Maturity Date:	October 15, 2022

Coupon:	3.375% per annum (payable semi-annually)

Interest Payment Dates:	March 15 and September 15, beginning March 15, 2013

Benchmark Treasury:	1.625% due August 15, 2022

Benchmark Treasury Price/Yield:	100-01 / 1.621%

Spread to Benchmark Treasury:	+180 bps

Yield to Maturity:	3.421%

Optional Redemption:	We may redeem the notes, in whole or in part at any time or from time to time, prior to maturity. If the notes are redeemed before July 15, 2022, the redemption price will equal the greater of (i) 100% of the principal amount of the notes to be redeemed; or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points; plus, in either case, accrued and unpaid interest on the principal amount of the notes to be redeemed to, but excluding, the redemption date. If the notes are redeemed on or after July 15, 2022, the redemption price will equal 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest on the principal amount of the notes to be redeemed to, but excluding, the redemption date.

Price to Public:	99.616%

Net Proceeds Before Expenses:	$296,898,000

CUSIP / ISIN:	948741 AH6 / US948741AH62

Joint Book-Running Managers:	Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC

Co-Managers:

RBC Capital Markets, LLC

U.S. Bancorp Investments, Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

Capital One Southcoast, Inc.

The Williams Capital Group, L.P.

SMBC Nikko Capital Markets Limited

BB&T Capital Markets, a division of Scott & Stringfellow, LLC

*	Note: Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a related prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the related prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the prospectus supplement and related prospectus, when available, if you request it by calling Wells Fargo Securities, LLC toll-free at 800-326-5897, Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322 or J.P. Morgan Securities LLC collect at (212) 834-4533.

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